SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Index

1.0 Participation Manual	3
1.1 Exclusively Digital Meeting	3
1.2 Remote Voting Ballot (BVD)	4
1.3 Required documents	6
1.4 Registration and accreditation	8
1.5 Declaration of Membership in a Group of Shareholders	10
2.0 Management Proposal	11
2.1 General Guidelines	11
2.2 Agenda	13
2.3 Clarifications on the agenda of the EGM:	13
2.4 List of Attachments	14
2.5 Conclusion	14

1.          Participation Manual

1.1        Exclusively Digital Meeting

The Meeting will be exclusively digital, to be held through the digital platform of "Atlas AGM" ("Digital Platform"), on December 19, 2025, at 2 pm. The exclusively digital format is intended to facilitate the participation of shareholders and others involved in the Meeting, pursuant to the Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporate Law"), CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), and the Company's Bylaws.

Shareholders who wish to participate in the Meeting must register on the https://atlasagm.com website or through the "Atlas AGM" application available on the Apple Store and Google Play Store ("Application") and submit all documents necessary to qualify for participation or voting at the Meeting by 11:59 pm on December 17, 2025.

The Digital Platform meets the requirements set out in article 28, paragraph 1, I to III, of RCVM 81 and the Meeting will be fully recorded.

By accessing the Digital Platform and participating in the Meeting, the Admitted Shareholder (as defined below) authorizes the Company, and third parties authorized by the Company, to record and use the information, in accordance with applicable law. The recordings and related information will be used and processed by the Company for a period of five years, and may be used for the Company's defense or due to a mandatory obligation, which is in the interest of the Admitted Shareholder and aligned with their legitimate expectations.

By accessing the Digital Platform and participating in the Meeting, the Admitted Shareholder (as defined below) authorizes the Company, and third parties authorized by the Company, to record and use the information, in accordance with applicable law. The recordings and related information will be used and processed by the Company for a period of five years, and may be used for the Company's defense or due to a mandatory obligation, which is in the interest of the Admitted Shareholder and aligned with their legitimate expectations.

The instructions for participation and for the statements of Admitted Shareholders via Digital Platform will be provided by the chair, and the time allotted for statements may be limited.

Matters outside the agenda must be addressed through the usual Investor Relations channels and will only be attached to the minutes upon express request.

Statements sent to the Meeting's table by e-mail assembleiavirtual@axia.com.br, before the end of the work, will only be attached to the minutes upon express request.

The Company is not responsible for instabilities, connection failures or other external factors that are beyond its operational control.

It is recommended that Admitted Shareholders access the Digital Platform at least 30 minutes before the start of the Meeting.

Any doubts or clarifications can be answered by the Financial and Investor Relations Vice President, through the e-mail assembleiavirtual@axia.com.br.

1.2        Remote Voting Ballot (BVD)

Shareholders may participate in the Meeting through BVD. Guidelines on the documentation required for remote voting are contained in the BVD, available on the websites: https://ri.axia.com.br/, https://sistemas.cvm.gov.br/ and https://www.b3.com.br/pt_br/.

To participate in the Meeting through the BVD, the Company's shareholders must fill in the appropriate fields, sign the BVD and send it no later than 4 days before the date of the Meeting to the following recipients:

Bookkeeping agent	Shareholders with positions recorded in the share register may exercise the remote vote through Itaú Corretora de Valores S.A. ("Bookkeeping Agent"). In this case, the BVD must be sent through the Itaú Assembleia Digital website. To do so, it will be necessary to sign in and have a digital certificate. Information on sign in and step-by-step instructions for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital
Custody Agent	Shareholders must verify with the custody agent whether it will provide a service for receiving BVD ("Custody Agent"). If so, shareholders may, at their sole discretion, forward the BVD to the Custody Agent, adopting the appropriate procedures, and may incur in possible costs.

Central depository	Shareholders may, at their sole discretion and if they have their shares held in custody at B3, forward the BVD through B3's "Investor Area" ("Central Depositary"), in the "Services" section, in the "Open Meetings" option. The Central Depositary may define rules and operational procedures for the organization and operation of activities related to the collection and transmission of instructions for filling out the BVD, which must be observed by the shareholders.
company

The shareholders may forward the BVD directly to the Company, provided that the BVD:

○     It will only be received when completed digitally and forwarded solely and exclusively through the https://atlasagm.com/ website or the Application. To access the system: (i) if you are already registered on the Digital Platform, you must use the same access credentials, entering your email and password; and (ii) if you have not yet accessed the Digital Platform, you must click on "Create your account/Create new account" and inform your email address. Then, the system will send a confirmation email to the email informed, so the shareholder that you can fill in the requested personal data and complete the registration. In addition, to complete the BVD digitally, shareholders must: (i) access the Meeting through the Digital Platform and click on "Indicate votes/Declare votes"; (ii) inform the vote for each matter and click on "Submit Votes"; and (iii) proceed to digital signature with ICP Brasil certificate, through the Digital Platform itself. Votes will only be considered when the shareholder's participation in the Meeting is approved by the Company.

○     It must contain the place, date and signature of the signatory shareholder. If the shareholder is considered a legal entity under the terms of Brazilian law, the signature must be of its legal representatives or their attorneys-in-fact with powers to perform this act.

○     It must be accompanied by documentation proving the status of shareholder or legal representative of the signatory shareholder, according to the requirements and formalities indicated in this Management Proposal.

Until the end of the submission period, the BVD may be corrected and resent by the shareholder to the Company, observing procedures and other deadlines provided for in RCVM 81, and no BVD will be accepted after the deadline.

If any items remain unfilled after the four-day period preceding the Meeting has elapsed, the Company will treat them as an instruction equivalent to an abstention from voting.

A Shareholder who has already submitted the BVD may also register and be admitted to participate in the Meeting through the Digital Platform, provided that this is done in the manner and within the deadline set forth in item 1.4 of this Manual. In such case, the shareholder will be allowed to:

○     simply participate in the Meeting, in which case the voting instructions received through BVD will be computed by the Meeting's board; or

○     participate and vote at the Meeting, in which case the voting instructions received through BVD will be discarded by the Meeting's board.

1.3        Required documents

The shareholder must submit the following documents necessary for their qualification and participation in the Meeting through the Digital Platform:

•      If a natural person:

○     copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or

○     in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered before the Brazilian Bar Association (OAB).

•      If a legal entity:

○     updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and

○     if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

•      If an investment fund:

○     copy of the fund's current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund's voting policy;

○     corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of investiture and/or power of attorney);

○     identification document of the legal representative(s) with a recent photo and national validity;

○     if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

It is not necessary to send physical copies of the representation documents to the Company's office, nor to notarize the power of attorney, notarize, consularize, apostille or present a sworn translation of the documents of foreign shareholders. It will be sufficient to send a simple copy of the original copies of the original documents required, through the https://atlasagm.com/ website or through the Application.

To proceed with the submission through the Digital Platform, the shareholder and/or attorney-in-fact must: (I) access the Meeting; (II) click on the "Send documents" option, which will appear when the Meeting is available for consultation and with the requested documents; (III) for attorneys-in-fact, select the shareholders to whom they wish to forward the documents, individually or in batches, if there is more than one shareholder represented; (IV) upload the requested documents in each field, under the "Required Documents" tab; and (V) enable the option "Allow the above documents to be shared with the Company so that it can declare the votes", if it is accessing via the web, thereby completing the submission.

Powers of attorney granted by shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infrastructure system (ICP-Brasil) or by other means of proving the authorship and integrity of the document in electronic form.

1.4        Registration and accreditation

The shareholder or attorney-in-fact who wishes to participate in the Meeting, via the Digital Platform, must fill in all registration data on the https://atlasagm.com/ website or through the Application and forward all documents proving qualification and/or representation by 11:59 pm on December 17, 2025.

To access the system, the shareholder or attorney-in-fact who:

○     already has a registration on the platform must access the link and use the same login credentials, entering their email and password; and

○     does not yet have a registration on the platform, you must click on "Create your account/Create new account" and enter your email address. The system will then send a confirmation email to the email informed, so that you can fill in the requested personal data and finalize the registration.

Shareholder

The shareholder who is a natural person must click on "Add Tax Document", enter their CPF number and complete the registration by clicking on "Register/Continue".

Attorney-in-fact

The attorney-in-fact must: (I) click on "Add representation", located below "+ Add tax document"; (II) fill in the information of the shareholder it represents; (III) upload the supporting document in PDF format; (IV) set the "Expiration Date" of the power of attorney or check the "Indefinite Term/Lifetime Validity" box; and (V) complete the registration by clicking on "Register/Continue".

At any time, it is possible to access the profile and inform the data of new shareholders to be represented. To do so, the attorney must click on the circle with his photo or initials, choose "Profile" and add those represented by the "Register representation" button.

The Company will verify the documents and, if there are no pending issues, the shareholder or his attorney-in-fact, as the case may be, will be admitted ("Admitted Shareholder"). The Admitted Shareholder will receive, through the Digital Platform, confirmation of its admission to attend the Meeting.

If the documentation submitted is considered insufficient, inconsistent or does not meet the necessary requirements set forth in this Manual, the shareholder must supplement or correct it, as the case may be, on the same website https://atlasagm.com/ or through the Application, until 11:59 p.m. on December 17, 2025. There will be no additional deadline for complementing or correcting the documentation necessary for qualification and participation.

Request to participate

After the submission of the supporting documents for qualification and/or representation, the Admitted Shareholder must click on the "Request participation in the meeting" button on the Meeting's home page and then confirm the action.

If any duly Admitted Shareholder does not receive the confirmation for virtual access to the Meeting at least 8 hours prior to the start time of the Meeting, it must contact the Company's Investor Relations area, through the e-mail assembleiavirtual@axia.com.br, up to 4 hours before the start time of the Meeting.

Access to the Meeting via Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that the shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to participate in the Meeting.

The Admitted Shareholders undertake to use their individual registration exclusively to participate in the Meeting through digital means, and its transfer or disclosure to third parties is prohibited, as is the recording, reproduction, or sharing of any content or information transmitted during the Meeting.

1.5        Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of the voting right set forth in Articles 6 and 7 of the Company's Bylaws, shareholders falling under the legal situations contemplated in Article 8 of the Bylaws are requested, for purposes of the timely review of the matter, to inform, no later than 2 days prior to the date scheduled for the Meeting – that is, by 11:59 p.m. on December 17, 2025 – the identification of the members of any shareholder group, by means of the Declaration of Membership in a Group of Shareholders. The template for the Declaration of Membership in a Group of Shareholders is available on the website https://ri.axia.com.br/governanca-corporativa/ Meetings-Eletrobras/.

The Declaration of Membership in a Group of Shareholders must be sent exclusively through the https://atlasagm.com/ website or through the Application.

The chairman and secretary of the Meeting may, if deemed necessary, request documents and information to verify whether a shareholder belongs to a group of shareholders that holds 10% or more of the Company's voting capital.

2.          Management Proposal

2.1.	General Guidelines

QUORUM FOR CONVENING

ARTICLE 135 of the Brazilian Corporate Law

The Meeting shall be convened, on first call, with the presence of shareholders representing at least 2/3 (two thirds) of the total voting rights conferred by the voting shares and, on second call, with any number of shareholders.

APPROVAL QUORUM

ARTICLE 136 Brazilian Corporate Law

With respect to items (a), (b), (c) and (d) of the Agenda, the resolution shall be taken by shareholders representing at least half of the total voting rights conferred by the voting shares.

ARTICLE 129 of the Brazilian Corporate Law

With respect to items (e), (f), (g), (h), (i) and (j) of the Agenda, the resolutions shall be taken by an absolute majority of votes of the shareholders present, with blank votes not being counted.

Specific clarifications on the Agenda

o	Items (a) to (i) will be considered as part of a single block.
o	Item (j) will only be submitted to a vote if items (a) through (i) are approved.

ARTICLE 18 §§2 AND 3 OF THE BYLAWS

The resolutions will be adopted by a majority of the votes, except for those requiring a qualified quorum, such as items (a) through (d) of the Agenda. Each shareholder’s vote will be proportional to their shareholding in the Company’s capital, subject to the 10% limit of the voting capital pursuant to the Bylaw Limitation.

STATUTORY LIMITATION

ARTICLES 6 AND 7 OF THE BYLAWS

No shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding 10% of the total number of shares into which the Company’s voting capital is divided, regardless of their equity interest in the Company’s capital. Shareholders are also prohibited from entering into shareholders’ agreements aimed at regulating the exercise of voting rights in an amount exceeding, or corresponding to, 10% of the total number of shares into which the Company’s voting capital is divided. The chair of the Meeting will not count votes cast in violation of the rules set forth in Articles 6 and 7 of the Company’s Bylaws.

The Company's Management submits to its shareholders the following proposal, to be deliberated at the Meeting.

2.2.	Agenda

To resolve on the following matters:

a)           creation of a new class of preferred shares, class "A1" ("PNA1"), registered, book-entry and with no par value, with the same rights, preferences and privileges as the currently existing class "A" preferred shares ("PNA"), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder, and without the need for approval at a special meeting of holders of preferred shares.

b)          creation of a new class of preferred shares, class "B1" ("PNB1"), registered, book-entry and with no par value, with the same rights, preferences and privileges as the currently existing class "B" preferred shares ("PNB"), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder, and without the need for approval at a special meeting of preferred shareholders.

c)           creation of a new class of preferred shares, class "R" ("PNR"), compulsorily redeemable, without the need for approval at a special meeting of preferred shareholders, pursuant to paragraph 6 of article 44 of the Brazilian Corporate Law, registered, book-entry and with no par value.

d)           creation of a new class of preferred shares, designated class "C", registered, book-entry and with no par value, convertible into common shares and redeemable, with the addition of the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder ("PNCs" and, together with the PNA1, PNB1 and PNR, the "New PNs"), without the need for approval at a special meeting of preferred shareholders.

e)          subject to the creation and issuance of the New PNs, resolve on the mandatory conversions of all currently outstanding preferred shares, as follows: (e.1) conversion of the PNA shares into PNA1 and PNR shares, at the ratio of 1 (one) PNA share to 1 (one) PNA1 share and 1 (one) PNR share ("PNA Conversion"); and (e.2) conversion of PNB shares into PNB1 and PNR shares, at the ratio of 1 (one) PNB share to 1 (one) PNB1 share and 1 (one) PNR share ("PNB Conversion", and together with PNA Conversion, the "Conversions").

f)           subject to the Conversions, the compulsory redemption of all PNR shares, based on the calculation set forth in the Management Proposal ("PNR Redemption").

g)          granting to the holders of the Company’s common shares the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder.

h)           increase of the Company's authorized capital limit and the consequent amendment to the caput of Article 5 of the Bylaws, in order to align it with the new authorized capital limit; and

i)            amendment of the Company's Bylaws to: (i.1) amend Article 4, caput, and §1, to include PNA1, PNB1, PNR, and PNC as new classes of preferred shares; amend §4 to regulate the one vote per share right of the PNCs; include §5 to provide for the extinction of the PNC class after the conversion or redemption of all its shares; include a new paragraph to expressly provide for the mandatory redeemable nature of the PNR and its automatic extinction upon full redemption; (i.2) amendment of Article 5, caput, to allow increases within the Company’s authorized capital through the issuance of PNCs; (i.3) amend the wording of Article 6, sole paragraph, due to the creation of the PNCs, to establish that this provision applies only to class "A1" and "B1" preferred shares; (i.4) make wording adjustments to Articles 9 and 10 in order to encompass all shares with voting rights, including the PNCs, in the context of the tender offer triggered upon reaching a relevant shareholding threshold (poison pill); (i.5) amend Article 11, caput, to contemplate the existence of the PNA1, PNB1, and PNC, including new paragraphs regulating their rights, characteristics, advantages, and limitations; provide for the tag-along right of the PNA1, PNB1, PNCs, and common shares; regulate the immediate redemption of the PNRs, the method for calculating the redemption value, its conditions and limitations; adjust the wording of §§1 to 6 to update numbering and the "A1" and "B1" nomenclature; (i.6) amend Article 16 to provide for the exceptions set forth in Article 11, §10 and §§15 to 17; (i.7) amend Article 34, caput, in order to expressly state that the right to elect board members in a separate vote applies only to preferred shares with no voting rights; and (i.8) amend Article 36, item XI, to include preferred shares among the matters under the competence of the Board of Directors relating to the issuance of shares under authorized capital.

j)           if the resolutions set forth in items (a) to (i) above are approved, approve the consolidation of the Company's Bylaws, considering all the amendments approved by the shareholders at the Meeting, including numbering adjustments and updates to defined terms and cross-references applicable to the provisions of the Bylaws.

2.3.	Clarifications on the agenda of the EGM:

OVERVIEW

In light of macroeconomic conditions and its strategic planning, the Company has been evaluating alternatives to maximize the creation of sustainable value for its shareholders, in a balanced and transparent manner and in line with best corporate governance practices, always considering the preservation of its investment capacity and its economic-financial soundness, consistent with a responsible and efficient approach to capital allocation and cash management.

In accordance with the Material Fact disclosed by the Company on this date, the proposal aims to allow the distribution of part or all of the Company’s profit reserves, which, as of September 30, 2025, amounted to R$39.9 billion.

The measure described herein consists of amending the Bylaws so that the Board of Directors is authorized and empowered to decide on the capitalization of the Company’s reserves through the issuance of bonus shares, in the form of a new class of preferred shares (the PNCs), to be granted free of charge to all shareholders in proportion to their respective ownership in the Company’s share capital (“Bonus Issue”).

Considering the specific features of the Bonus Issue, as further detailed in item 2.3.2 below, the Company has also evaluated alternatives to enable the payment, to the current holders of PNA and PNB preferred shares, of an additional cash amount, equivalent to 10% more than the value to be attributed to each share under the Bonus Issue, so as to replicate the same economic effect as the payment of increased dividends on PNA and PNB shares, pursuant to Article 11, paragraph 5 of the Bylaws (“Redemption Amount”).

To that end, management has structured a corporate transaction that involves the mandatory conversion of the currently outstanding PNA and PNB preferred shares, whereby each such share will be replaced by:

(i)	one new preferred share of class “A1” (“PNA1”) or class “B1” (“PNB1”), respectively; and
(ii)	one new preferred share of class “R”, which shall be immediately redeemed following its issuance, upon payment of the Redemption Amount (“PNR”).

The PNA1 and PNB1 shares will carry the same rights currently granted to PNA and PNB shares under the Bylaws, with the additional right to participate, on equal terms with the seller, in any tender offer resulting from a change of control (100% tag-along right). If approved at the Shareholders’ Meeting, this right will also be extended to the common shares and to the PNC shares, the latter in connection with the Bonus Issue and as further described in item 2.3.2 below.

As disclosed in the Material Fact released on this date, the Company has resumed studies with the aim of migrating, in 2026, to B3’s Novo Mercado listing segment. Accordingly, and consistent with the premise of keeping PNC shares structurally closer to the common shares — including by granting voting rights to ensure adherence to the “one share, one vote” principle — the introduction of the 100% tag-along right is also being proposed.

The Board of Directors will, in due course, resolve on a proposal to capitalize reserves under the authorized capital mechanism, for purposes of issuing and granting PNC shares free of charge to shareholders, as well as determine the Redemption Amount, in accordance with the parameters to be set forth in the Bylaws.

2.3.1. Items (a), (b), (c), (e) and (f) of the Agenda: Creation of the PNA1, PNB1 and PNR shares.

GENERAL CHARACTERISTICS OF PNA1, PNB1 AND PNR

o	PNA1

The PNA1 shares will have the same general rights and characteristics as the current PNA shares, namely:

•	the absence of voting rights, not granting any political rights other than those mandatorily ensured by law to preferred shares
•	equal treatment with common shares and the special class preferred share (golden share) in the distribution of dividends and other Company proceeds, it being noted that PNA1 shares will be entitled to the lower of the minimum dividends set forth in paragraph 1 and subject to paragraph 5 of Article 11 of the Bylaws;
•	priority in capital reimbursement;

•	priority in dividend distribution, at the rate of 8% (eight percent) per year over the capital represented by such class and type of shares, to be distributed equally among them; and
•	the right to receive dividends, per share, at least 10% (ten percent) higher than those attributed to each common share.

In addition to the characteristics described above, holders of PNA1 shares shall have the right to sell their shares in a public tender offer triggered by a sale of control (TOC), in order to ensure equal treatment to that afforded to the selling controlling shareholder (100% tag-along right).

o	PNB1

The PNB1 shares will have the same general rights and characteristics as the current PNB shares, namely:

•	the absence of voting rights, not granting any political rights other than those mandatorily ensured by law to preferred shares;
•	priority in capital reimbursement;
•	priority in dividend distribution, at the rate of 6% (six percent) per year over the capital represented by such class and type of shares, to be distributed equally among them;
•	equal treatment with common shares and the special class preferred share (golden share) in the distribution of dividends and other Company proceeds, it being noted that PNB1 shares will be entitled to the lower of the minimum dividends set forth in paragraph 2 and subject to paragraph 5 of Article 11 of the Bylaws; and
•	the right to receive dividends, per share, at least 10% (ten percent) higher than those attributed to each common share.

In addition to the characteristics described above, holders of PNB1 shares shall have the right to sell their shares in a public tender offer triggered by a sale of control (TOC), in order to ensure equal treatment to that afforded to the selling controlling shareholder (100% tag-along right).

o	PNR

The PNR shares will have the following general characteristics:

•	the absence of voting rights, not granting any political rights other than those mandatorily ensured by law to preferred shares;
•	priority in capital reimbursement;
•	they shall not be entitled to participate in any public tender offer triggered by a sale of control;
•	automatic and compulsory redemption of all PNR shares immediately after the Conversions, without the need for approval at a special meeting of preferred shareholders. The terms, conditions, timing and method of calculating the redemption amount shall be established by the Board of Directors, in accordance with the Bylaws;
•	a strictly temporary and exceptional nature, solely for the benefit of all preferred shareholders; and
•	automatic extinguishment of all PNR shares following the redemption of all such shares.

For further information regarding the PNA1, PNB1 and PNR shares, see Schedule 1, 2.1, 2.2 and 3 to this Proposal.

AUTOMATIC CONVERSION INTO PNA1, PNB1 AND PNR SHARES

The conversion of PNA and PNB shares into PNA1, PNB1 and PNR shares, as applicable, shall occur automatically, at a 1:2 ratio, as follows:

(i)	for each 1 (one) PNA share,1 (one) PNA1 share and 1 (one) PNR share;
(ii)	for each 1 (one) PNB share, 1 (one) PNB1 share and 1 (one) PNR share.

Under this structure, all PNA and PNB shares will be automatically converted following the approval of the creation of the new PNA1, PNB1 and PNR share classes, and will be allocated proportionally among all current preferred shareholders, ensuring that each participates in the conversion in proportion to their existing holdings in the original classes.

REDEMPTION OF ALL PNR SHARES

Immediately after the approval of the Conversions at the Shareholders’ Meeting, and as will be approved by the Board of Directors at a meeting to be convened in due course, all PNR shares shall be redeemed in full, compulsorily and automatically by the Company, with shareholders receiving payment of the applicable redemption amount per share, to be calculated objectively and determinably in accordance with the following formula:

VRPNR = (VC / TA) × 10%

where:

VC = the total amount to be capitalized through the bonus issue of PNC shares, as approved by the Board of Directors at the meeting that authorizes the capitalization of profits and the issuance of PNC shares;

TA = the total number of shares issued by the Company on the calculation date, including treasury shares and excluding PNR shares; and

VRPNR = Redemption Amount per PNR share, calculated to 13 decimal places.

Payment of the redemption amount shall be made in Brazilian currency, in a single installment, within the period to be established by the Board of Directors, subject to the Brazilian Corporations Law (LSA) and the Bylaws.

Once the redemption is approved—even if payment of the full redemption amount has not yet been completed—the PNR class shall be automatically extinguished, without the need for approval at a special meeting of preferred shareholders.

The purpose of the redemption of PNR shares is to ensure, in light of the specific context and mechanics of the Bonus Issue described in item 2.3.2 below, the same economic treatment currently afforded to holders of PNA and PNB shares, enabling the payment of the additional amount to which preferred shareholders would be entitled if the Company were distributing dividends, pursuant to paragraph 5 of Article 11 of the Bylaws. Accordingly, the redemption amount corresponds to the additional 10% provided in favor of preferred shareholders in the event of dividend distributions.

The creation of PNA1, PNB1 and PNR shares does not require approval by the holders of PNA and PNB shares at a special meeting, nor does it trigger appraisal rights, as no share class or type will be adversely affected. The PNA1, PNB1 and PNR shares will be issued within the context of the Conversions, covering all preferred shares (classes “A” and “B”) of the Company on an equal and proportional basis.

For further details on this matter, see item 1(c) of Schedule 3 to this Proposal.

2.3.2. Item (d) of the Agenda.

GENERAL CHARACTERISTICS OF THE PNCs

The PNCs will have the general characteristics summarized below and further detailed in the consolidated version of the Bylaws, as set forth in Schedules 1, 2.1 and 2.2, as well as the additional information provided in Schedule 3 to this Proposal:

•	voting rights, granting each PNC one vote per share;

•	equal treatment with common shares and the special class preferred share (golden share) in the distribution of dividends and other shareholder distributions by the Company;

•	priority in the reimbursement of capital, without premium;

•	issuance in the context of the Bonus Issue, with free and proportional delivery to all shareholders, without differentiated dilution or changes to the shareholder base;

•	automatic and staged conversion into common shares, to occur annually until 2031, pursuant to a public schedule to be approved by the Board of Directors, including the minimum annual volume of PNCs to be converted, as set forth in the Bylaws, without prejudice to the Board of Directors approving, at any time and in any amount, an increase in the conversion volume;

•	possibility of redemption of PNCs by resolution of the Board of Directors, without the need for approval at a general meeting or a special meeting of preferred shareholders, while ensuring that holders of PNCs may elect to convert, into common shares, their proportionate share of PNCs otherwise subject to redemption, within the period and on the terms established by the Board of Directors and duly disclosed by the Company, it being understood that the volume of PNCs effectively redeemed shall reduce, in the same proportion, the minimum annual volume of PNCs to be converted in the relevant year;

•	conversion limits based on ownership concentration for shareholders who exceed 15% following the issuance of the PNCs: The conversion of class C preferred shares into common shares shall be subject to an individual limit of 15% of the outstanding voting share capital. If, on any conversion date, a shareholder or group of shareholders (as defined in Article 8 of the Bylaws) reaches or exceeds such percentage, only the number of Class C preferred shares necessary for such shareholder to hold, at most, 15% shall be converted, and all excess shares shall be compulsorily and automatically redeemed, applying the same redemption value criteria applicable to redemptions approved by the Board;

•	conversion limits based on ownership concentration for shareholders already holding more than 15% on the issuance date of the PNCs: For shareholders or groups of shareholders who, on the issuance date of the Class C preferred shares, already hold more than 15% of the outstanding common shares, the individual conversion limit shall correspond to their Original Common Shareholding, defined as the percentage of common shares held on that date. Thus, on each conversion date, only the amount of class C preferred shares compatible with maintaining such Original Common Shareholding shall be converted, and any excess shall be compulsorily and automatically redeemed, applying the same redemption value criteria used for redemptions approved by the Board;

•	right to be included in a tender offer (TO) triggered by a sale of control, ensuring 100% tag-along rights;

•	strictly transitional and exceptional nature, implemented for the benefit of all shareholders in the Company’s current shareholder base; and

•	automatic extinction of all PNCs following the conversion or redemption of all such shares, to occur by 2031 or earlier.

UPDATE OF THE SHAREHOLDING STRUCTURE

Today	After the EGM	After PNR’s Redemption and the Bonus Issue
Common share Class	ON	ON + PNC
Class A preferred share class	PNA1 + PNR	PNA1 + PNC
Class B preferred share class	PNB1 + PNR	PNB1 + PNC

SCHEDULED AUTOMATIC CONVERSION

The conversion of class “C” preferred shares into common shares shall generally occur automatically, at a ratio of 1:1 (one class C preferred share for one common share), on dates to be defined by the Board of Directors, once per fiscal year, during the period from 2026 to 2031. Under this structure, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, 4% of the total volume of class “C” preferred shares originally issued shall be automatically converted, distributed proportionally among all holders on the record date defined by the Board.

In the 2031 fiscal year, all remaining class “C” preferred shares shall be automatically converted.

The proportional distribution applied at each conversion ensures that all shareholders holding this class participate in the conversion in the same proportion as their ownership, considering the applicable record dates. It should be noted that the Board of Directors may, at any time, increase the volume of shares to be converted in any of the periods from 2026 to 2030, until the totality of the class “C” preferred shares has been converted into common shares or redeemed, subject to the other redemption triggers provided for in the Bylaws.

SCHEDULE FOR THE AUTOMATIC AND SCHEDULED CONVERSION OF PNC SHARES INTO COMMON SHARES

Year	Outstanding Volume of PNCs	Minimum conversion volume
2025	total PNCs (issuance date)	-
2026	96% of PNCs	4% of PNCs
2027	92% of PNCs	4% of PNCs
2028	88% of PNCs	4% of PNCs
2029	84% of PNCs	4% of PNCs
2030	80% of PNCs	4% of PNCs
2031	-	80% of PNCs

REDEMPTION BY RESOLUTION OF THE BOARD OF DIRECTORS

Independently of the scheduled conversion timeline, the Board of Directors may, at any time, resolve to redeem any volume of class “C” preferred shares. The redemption value per share shall correspond to the closing trading price of the Company’s common shares on the trading session immediately preceding the date of the redemption resolution.

Such redemption may be approved solely by the Board of Directors, without the need for approval at a general meeting or a special meeting of preferred shareholders. The Board’s resolution shall specify the redemption payment date. The redemption carried out in a given fiscal year shall proportionally reduce the minimum volume of shares to be converted in that year under the 4% rule set forth in the schedule; however, the Board shall retain the discretion to increase the conversion volume, as previously noted.

In the context of a redemption approved by the Board of Directors, each holder may elect, within the form and timeframe defined by the Board, to voluntarily convert (in whole or in part) the class “C” preferred shares that would otherwise be redeemed, in substitution for such redemption.

If the redemption is partial in relation to the total outstanding class “C” preferred shares, it shall occur on a pro rata basis among all holders, based on their positions on the record date established by the Board of Directors, with fractional shares disregarded. The adoption of a proportional partial redemption - rather than the drawing of lots provided for under the Brazilian Corporations Law - simplifies execution, eliminates randomness, and ensures equitable and non-discriminatory treatment, as it applies uniformly to all shareholders.

LIMIT ON CONVERSION AND AUTOMATIC AND COMPULSORY REDEMPTION DUE TO THE EXCEEDING OF CAPITAL CONCENTRATION LIMITS INVOLVING SHARES WITH VOTING RIGHTS

There are two additional cases of automatic and mandatory redemption, not dependent on any resolution of the Board of Directors, each designed to preserve the dispersion of voting shares, consistent with the corporation-style ownership structure that guided the Company’s capitalization process in 2022:

(i)	If a shareholder or a group of shareholders, within the meaning of Article 8 of the Bylaws, holding Class C preferred shares, at any time comes to hold more than 15% of the total number of outstanding voting shares issued by the Company, then, at each conversion/redemption event, the portion of such holder’s Class C preferred shares that exceeds the 15% threshold shall not be converted into common shares and shall instead be compulsorily and automatically redeemed by the Company, using the same redemption-value criteria applicable to redemptions approved by the Board of Directors (i.e., the closing trading price of the Company’s common shares on the trading session immediately preceding the redemption resolution). In this specific scenario, (a) the holder may not exercise the option to convert in lieu of redemption, and (b) pro rata treatment does not apply, as the redemption exclusively targets the excess above the individual 15% concentration limit.

(ii)	With respect to shareholders or groups of shareholders who, on the date of issuance of the Class C preferred shares, already hold more than 15% of the total number of outstanding common shares, an individual reference threshold is defined, referred to as the Original Common Shareholding Threshold. “Original Common Shareholding Threshold” means the percentage of outstanding common shares held by such shareholder or group of shareholders on the issuance date of the Class C preferred shares. For this subset of shareholders, their Class C preferred shares may not be converted into common shares if such conversion would increase their ownership of outstanding common shares beyond the Original Common Shareholding Threshold. Accordingly, at each scheduled conversion date or any additional conversion approved by the Board, only the number of Class C preferred shares consistent with maintaining such holder’s proportion at or below the Original Common Shareholding Threshold shall be converted. Any shares in excess of that proportion shall be automatically redeemed, on the same date, using the same redemption-value criteria described above. In this scenario, the redemption of the excess also occurs automatically, without the need for any Board resolution, and the holder cannot elect conversion in lieu of redemption.

In addition, because voting rights will be attributed to the class “C” preferred shares, the administration has proposed wording adjustments to Articles 9 and 10 of the Bylaws, so that the rules governing the public tender offer triggered upon the attainment of a relevant shareholding threshold (“Poison Pill”) encompass all voting shares issued by the Company, and not only the common shares.

The creation of the class “C” preferred shares does not require approval by the holders of class “A” or class “B” preferred shares at a special meeting, nor does it give rise to withdrawal rights, since no species or class of shares is adversely affected. The Class C preferred shares will be issued in the context of the Bonus Share Distribution, covering equally all outstanding common and preferred shares (classes “A” and “B”) issued by the Company. For further details, see item 1(c) of Schedule 3 to this Proposal.

2.3.3. Item (g) of the Agenda: Tag-Along Right for Common Shares

The Management proposes extending the tag-along right currently granted to holders of common shares by increasing, from 80% (eighty percent) to 100% (one hundred percent), the minimum price guaranteed to shareholders in the event of a sale of control. In line with market best practices, this proposal aims to ensure that common shareholders receive the same treatment afforded to the seller of control, as well as to harmonize the treatment of common and preferred shares with respect to tag-along rights. Accordingly, an amendment to Article 11 of the Bylaws is proposed.

It should be noted that the Company is structured under a corporation-style model, with bylaws provisions establishing poison pill rules intended to discourage the concentration of relevant voting shareholdings. Therefore, the effective implementation of the tag-along right would necessarily require, first, the triggering of the poison pill mechanism and the consequent original acquisition of control.

2.3.4. Item (h) of the Agenda: Increase in the Authorized Capital

Management proposes increasing the Company’s authorized capital limit from the current amount of R$ 100,000,000,000.00 to the new amount of R$ 130,000,000,000.00, so as to reflect the potential Bonus Share Distribution transaction while preserving the Company’s flexibility to approve future capital increases within the authorized capital limit—including through capitalization of reserves—without the need for another amendment to the Bylaws.

The increase in the authorized capital limit will be implemented through a corresponding amendment to the caput of Article 5 of the Bylaws, which shall reflect the new authorized capital amount.

2.3.5. Items (i) and (j) of the Agenda: Amendment and Consolidation of the Bylaws

Finally, in view of the matters set forth in items (a) through (h) of the Agenda, Management submits for approval the amendment of the Company’s Bylaws to enable the implementation of the Bonus Share Distribution and the Conversions, as well as the consolidation of the Company’s Bylaws, should such matters be approved, in order to reflect all corresponding changes, including renumbering adjustments, updates to defined terms, and cross-reference alignments applicable to the Bylaws provisions.

Pursuant to Article 12, item II, of RCVM 81, Schedule 1 to this Proposal contains a comparative chart of all proposed amendments to the Bylaws, including a report detailing the rationale for each change and an analysis of the associated legal and economic effects.

The consolidation of these amendments is reflected in the consolidated version of the Bylaws attached hereto as Schedule 2.1 and 2.2.

2.4.	List of Attachments
○	SCHEDULE 1

Proposed amendments to the Bylaws, accompanied by a comparative chart and the corresponding legal and economic impacts.

○	SCHEDULE 2.1

Consolidated Bylaws in clean version.

○	SCHEDULE 2.2

Consolidated Bylaws in a redlined version against the currently effective bylaws.

○	SCHEDULE 3

Information on Class “A1” Preferred Shares, Class “B1” Preferred Shares, Class “R” Preferred Shares and Class “C” Preferred Shares (Schedule F of RCVM 81).

2.5.	Conclusion

In view of the above, the Company's Board of Directors approved the call for the Meeting, pursuant to this Management Proposal and its Schedules, and recommended the approval of the deliberative proposal herein.

Rio de Janeiro, November 27, 2025

Vicente Falconi Campos

Chairman of the Board of Directors

SCHEDULE 1

Proposed amendments to the Bylaws, accompanied by a comparative chart and the corresponding legal and economic impacts.

CURRENTLY EFFECTIVE BYLAWS	PROPOSED AMENDMENTS TO SOCIAL STATUS	ORIGIN, JUSTIFICATION AND ANALYSIS OF THE EFFECTS OF THE CHANGES
Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.	Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "~~A~~A1" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "~~B~~B1" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.	Creation of New Classes of PNA1 and PNB1 Shares (items (a), (b), (e) and (i) of the Agenda): Amendment of the preferred shares that make up the Company's capital stock, considering the creation of class "A1" ("PNA1") and class "B1" ("PNB1") preferred shares and the subsequent conversion of the current class "A" ("PNA") and class "B" ("PNB") preferred shares, in PNA1 and PNB1, respectively.

Article 4 - Paragraph 1 - The shares of Eletrobras shall be:

I   - common, in nominative form, with the right to one vote per share;

II   - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

lll - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Article 4 - Paragraph 1 - The shares of Eletrobras shall be:

I       common, in nominative form, with the right to one vote per share;

II       classes “~~A~~A1” and “~~B~~B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases;

lll class “C” preferred, in nominative form, with the right to one vote per share.

IV       class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases;

~~III~~ V 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Creation of New Classes of PNA1, PNB1 PNC and PNR Shares (items (a), (b), (c), (d), (e) and (i) of the Agenda): Inclusion, in the list of types and classes of shares of the Company, of the following new classes of preferred shares: (i) PNA1; (ii) PNB1; (iii) class "C" ("PNC"); and (iv) class "R" ("PNR"), all registered, book-entry and without par value.

In view of the macroeconomic scenarios and its strategic planning, the Company has been evaluating alternatives to maximize the generation of sustainable value for its shareholders, in a balanced, transparent manner and compatible with the best corporate governance practices, always considering the preservation of its investment capacity and its economic and financial balance, in line with responsible and efficient management of capital allocation and cash management.

In this context, the administration submits to the Assembly the approval of acts creating PNA1s, PNB1s, PNCs and PNRs, for the purposes of the Bonus and Conversions described below.

The proposed measure consists of amending the Bylaws, granting the Board of Directors the authorization and competence to decide on the capitalization of the Company's reserves through the issuance of bonus shares, through PNCs, which will be delivered free of charge to all shareholders in the relative proportion of their interest in the capital stock ("Bonus").

Thus, all shareholders – holders of Common Shares, PNAs and PNBs – will receive the same proportion of bonus shares, maintaining: (i) equality among shareholders; (ii) the structure of relative participation in the capital stock; and (iii) the proportion of economic rights before and after the Bonus.

PNCs: (i) do not create increased dividends; (ii) they do not establish a minimum right; (iii) they do not have cumulativeness; and (iv) do not change reimbursement priorities and, therefore, do not alter the balance between classes provided for in the Bylaws.

Also considering the specificities of the Bonus, the Company also evaluated alternatives to enable the payment, in local currency, of a complementary amount to the current holders of PNA and PNB shares, equivalent to 10% above the value attributed to each share in the context of the Bonus, in order to reproduce the same economic effect of a distribution of increased dividends, pursuant to article 11, paragraph 5, of the Bylaws ("Redemption Amount"). To this end, Management has structured a corporate transaction that provides for the mandatory conversion of the current PNA and PNB shares, through which each of these shares will be replaced by: (i) a new PNA1 or PNB1 share, as the case may be; and (ii) a new PNR share, which will be, immediately after its conversion, redeemed with the payment of the Redemption Amount.

PNA1 and PNB1 shares will have the same rights as PNAs and PNBs, as provided for in the Bylaws in force, plus the right to participate, on an equal footing basis ( 100% tag along right) in conditions to the seller of control.

Article 4 - Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.	Article 4 - Paragraph 4 - The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Right to vote of PNCs (items (d) and (i) of the Agenda): Inclusion of PNCs in the list of shares with voting rights at General Meetings, ensuring them the same voting rights currently granted to common shares.

The mere attribution of voting rights to PNCs, considered in isolation, does not generate a relevant legal or economic impact, since such shares will be distributed proportionally through the bonus and, subsequently, converted into common shares, preserving proportionality and the balance of political power among shareholders.

No match	Article 4 - Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws.	Transitory Nature of PNRs (items (c), (f) and (i) of the Agenda): Inclusion of a statutory provision to discipline the transitory nature of PNRs, establishing that this class will be compulsorily redeemed and automatically extinguished after the redemption of all their respective shares.

No match

Article 4 - Paragraph 6 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 7 through 12, to be carried out by 2031 or earlier, as provided in paragraph 8 of the same Article 11.

Transitory Nature of PNCs (items (d) and (i) of the Agenda): Inclusion of a statutory provision to regulate the transitory nature of PNCs, establishing that this class will be automatically extinguished after the full conclusion of conversions or compulsory redemptions, as applicable, to be carried out by 2031.

PNCs: (i) will be fully converted or redeemed by 2031 (or earlier); (ii) they will not remain as a permanent class in the capital stock; (iii) do not change the governance structure in the long term; and (iv) the transitory nature of the PNCs prevents the creation of any permanent dynamic of competition between classes of shares.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL ~~100,000,000,000.00~~ 130,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares.

Increase in the Authorized Capital Limit and Permission for Increases through the Issuance of PNCs within this limit (items (h) and (i) of the Agenda): Increase in the Company's authorized capital limit, in order to consider the Company's potential bonus operation, without loss of flexibility for the Company to approve new capital increases within the authorized capital limit in the future, including through the capitalization of reserves, without the need for a new statutory reform.

There is no economic or legal impact resulting from the amendment now proposed.

Article 6 - Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.	Article 6 - Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Right to vote on PNA1 and PNB1 (items (a), (b) and (i) of the Agenda): Adjustment of the wording to clarify that PNA1 and PNB1 do not have voting rights and, if they acquire it in the future, the limitation provided for in the Bylaws will be fully applicable to them, differentiating them from PNCs, which are created with voting rights.

There is no economic or legal impact resulting from the amendment now proposed.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.	Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of ~~common~~ shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other ~~common~~ shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the ~~respective~~ common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Inclusion of PNCs in the Poison Pill (items (d) and (i) of the Agenda): Adjustment of wording to cover all classes of shares with voting rights, including PNCs, in the context of the public tender offer for the acquisition of shares by reaching a relevant interest (poison pill).

There is no economic or legal impact resulting from the amendment now proposed.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of ~~common~~ shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other ~~common~~ shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest price of the ~~respective~~ common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Inclusion of PNCs in the Poison Pill (items (d) and (i) of the Agenda): Adjustment of wording to cover all classes of shares with voting rights, including PNCs, in the context of the public tender offer for the acquisition of shares by reaching a relevant interest (poison pill).

There is no economic or legal impact resulting from the amendment now proposed.

Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.	Article 11 - ~~The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends~~.The class “A1” and “B1” preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 7 through 12 of this Article 11, and shall have the rights and obligations set forth in paragraph 7 of this Article 11.

Creation of New Classes of PNA1, PNB1 and PNC Shares (items (a), (b), (d) and (i) of the Agenda): Adjustment of the wording to replace the PNAs and PNBs in PNA1s and PNB1s, respectively, as well as to include the PNCs among the convertible preferred shares, making it clear that only this new class may be converted into common and/or redeemed shares, while PNA1s and PNB1s will not be convertible.

See justifications of paragraphs 6 to 13 of the Bylaws.

No match	Article 11 – Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder.

Creation of New Classes of PNA1, PNB1 and PNC Shares (items (a), (b), (d), (g) and (i) of the Agenda): Inclusion of a new paragraph to regulate the right of Common Shares, PNA1s, PNB1s and PNCs to sell their shares in the context of a public tender offer (OPA) resulting from the sale of control, in order to ensure them equal treatment to that given to the seller ( 100% tag along right).

Additionally, in line with the best governance practices, the proposal aims to harmonize the treatment given to common and preferred shares regarding the right to tag along, which is why it is proposed to amend article 11 of the Bylaws.

It should be noted that the Company is structured in the corporation model with articles that establish Poison Pill rules with the objective of discouraging the concentration of relevant participation of shares in the voting capital. Thus, the effective operationalization of the tag along right would require, first, the activation of the Poison Pill rule and the consequent original acquisition of the power of control.

Article 11 – Paragraph 1 –The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Article 11 – Paragraph ~~1~~2 – The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Creation of a New Class of PNA1 Shares (items (a), (e) and (i) of the Agenda): Adjustment of the wording to reflect the creation of the new PNA1 class, resulting from the conversion of the PNAs at a ratio of 1:2, being: 1 PNA1 share and 1 PNR share for every 1 PNA share.

Under this system, all current PNAs shares will be automatically converted after the approval of the creation of the new PNA1s and PNRs share classes, and will be distributed proportionally among all current preferred shareholders, ensuring that each one participates in the conversion in the same proportion as its interest in the original class (PNA).

Article 11 - Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.	Article 11 – Paragraph ~~2~~3 – The preferred shares of class "~~B~~B1", resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Creation of a New Class of PNB1 Shares (items (b), (e) and (i) of the Agenda): Adjustment of the wording to reflect the creation of the new PNB1 class, resulting from the conversion of PNBs at a ratio of 1:2, being: 1 PNB1 share and 1 PNR share for every 1 PNB share.

In this system, all PNBs will be automatically converted after the approval of the creation of the new PNB1s and PNRs share classes, being distributed proportionally among all current preferred shareholders, ensuring that each one participates in the conversion in the same proportion as its participation in the original class (PNB).

Article 11 - Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.	Article 11 – Paragraph ~~3~~4 – The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.	Statutory Reform (items (i) and (j) of the Agenda): Adjustment of form for renumbering the paragraphs of article 11. There is no economic or legal impact resulting from the amendment now proposed.

Article 11 - Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Article 11 – Paragraph ~~4~~5 – Class "~~A~~A1" and class "~~B~~B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs ~~1 and~~ 2 and 3, subject to the provisions of paragraph ~~5~~6.

Creation of New Classes of PNA1 and PNB1 Shares (items (a), (b), (i) and (j) of the Agenda): Adjustment of wording to reflect the new classes PNA1 and PNB1, and adjustment of form to renumber the paragraphs of Article 11.

There is no economic or legal impact resulting from the amendment now proposed.

Article 11 - Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 11 – Paragraph ~~5~~6 – Class “~~A~~A1” and class “~~B~~B1” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Creation of New Classes of PNA1 and PNB1 Shares (items (a), (b), (i) and (j) of the Agenda): Adjustment of wording to reflect the new classes PNA1 and PNB1, and adjustment of form to renumber the paragraphs of Article 11.

There is no economic or legal impact resulting from the amendment now proposed.

No match

Article 11 – Paragraph 7 – The class “C" preferred shares:

I        shall be entitled to one vote per share;

II        shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company;

III        shall have priority in the reimbursement of capital, without premium;

IV        shall be automatically converted into common shares, pursuant to paragraphs 8 through 11 below; and

V        shall be redeemable by the Company, pursuant to paragraphs 10 and 11 below.

Creation of a New Class of PNCs Shares (item (d) and (i) of the Agenda): Inclusion of a new paragraph intended to regulate the rights and obligations applicable to PNCs, establishing their specific characteristics in accordance with article 19 of the LSA.

The PNCs will have the following characteristics:

•        voting rights, giving each PNC one vote per share;

•        equal conditions with common shares and special class preferred shares (golden share) in the distribution of dividends and other proceeds of the Company;

•        priority in the repayment of capital, without premium;

•        issuance in the context of the Bonus, with free and proportional delivery to all shareholders, without differentiated dilution or change in the shareholder base;

•        automatic and staggered conversion into common shares, pursuant to paragraph 7 below;

•        possibility of redemption of PNCs by resolution of the Board of Directors, pursuant to paragraph 9 below;

•        limitation of conversions due to capital concentration for shareholders that reach a percentage higher than 15% after the issuance of the PNCs, pursuant to paragraph 10 below;

•        limitation of conversions due to concentration of capital for shareholders who already hold a percentage higher than 15% on the date of issuance of the PNCs, pursuant to paragraph 11 below;

•        strictly transitory and exceptional nature, for the benefit of all shareholders of the Company's current base; and

•        automatic extinction after the conversion or redemption of all their respective shares, to be carried out by 2031 or in advance.

No correspondence.

Article 11 – Paragraph 8 – Except for the provisions of paragraphs 10 and 11 below, the class "C" preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one to one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031, as follows:

I – four percent (4%) of the total volume of class "C" preferred shares originally issued by the company, distributed proportionally among all its holders on the date determined by the Board of Directors, in each of the fiscal years of 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 9 below;

II – all class "C" preferred shares that may be remaining in the fiscal year of 2031.

Automatic Conversion of PNCs (item (d) and (i) of the Agenda): Inclusion of a specific paragraph to regulate the automatic conversion of PNCs into common shares, establishing the conversion percentages applicable in each period and the treatment of any remaining shares.

The conversion of PNCs into common shares will occur, as a rule, automatically, at a ratio of 1:1 (one PNC to one common share), on dates to be defined by the Board of Directors, once per fiscal year, in the period from 2026 to 2031. In this system, it is foreseen that, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, 4% of the total volume originally issued of PNCs will be automatically converted, distributed proportionally among all holders on the date defined by the Council.

In the 2031 fiscal year, all remaining PNCs will be automatically converted.

The proportional distribution of each conversion ensures that all shareholders holding this class participate in the conversion in the same proportion of their interest, considering the base dates set. It is important to note that the Board of Directors may, at any time, increase the volume of shares to be converted in each of the periods from 2026 to 2030, until all PNC shares have been converted into common shares or redeemed, subject to the other redemption triggers provided for in the Bylaws, as per paragraph 8 below.

No correspondence.	Article 11 – Paragraph 9 – Notwithstanding paragraph 8 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed.

Automatic Conversion of PNCs (item (d) and (i) of the Agenda): Inclusion of a specific paragraph to give the Board of Directors the power to, at any time, increase the volume of shares to be converted in each of the periods from 2026 to 2030, until all the PNCs have been converted or redeemed, respecting the other redemption triggers provided for in the Bylaws.

See justification of paragraph 7 above.

No correspondence.

Article 11 – Paragraph 10 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case:

I.        the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors;

II.        the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 9 above;

III.        any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 10, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption;

IV.        the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and

V.        subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares.

Compulsory Redemption of PNCs (item (d) and (i) of the Agenda): In order to preserve shareholder dispersion and the limit of vote concentration, Management proposes the inclusion of a specific paragraph to regulate the hypothesis of compulsory redemption of PNCs, to be resolved by the Board of Directors.

Regardless of the regular conversion schedule, the Board of Directors may decide, at any time, to redeem any volume of PNCs. The redemption value per share will correspond to the closing price of the Company's common shares in the trading session immediately prior to the date of the redemption resolution.

The provision clarifies that: (i) the redemption may be approved directly by the Board of Directors, without the need for deliberation at a general meeting or special meeting of preferred shareholders; (ii) the holders of PNCs will be guaranteed the right to opt for conversion into common shares within the applicable statutory period; (iii) the volume of PNCs redeemed will be deducted from the amount foreseen for conversion in the respective fiscal year; (iv) the resolution of the Board of Directors shall indicate the date of payment of the redemption amount; and (v) the partial redemption will be carried out on a pro rata basis, in relation to the interests in PNCs held by all shareholders on the base date, discounting fractions.

The adoption of proportional partial redemption, instead of the draw provided for in the LSA, simplifies execution, eliminates randomness and ensures equal and isonomic treatment, as it covers all shareholders indistinctly.

No match	Article 11 – Paragraph 11 – Subject to paragraph 12 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraph 10 above, and the provisions of items III to V of such paragraph 10 shall not apply.

Compulsory and Automatic Redemption of PNCs (item (d) and (i) of the Agenda): In order to preserve the shareholder dispersion with voting rights, in line with the corporation model that guided the Company's capitalization process in 2022, Management proposes the inclusion of a specific paragraph to regulate the hypothesis of compulsory and automatic redemption of PNCs to be carried out directly by the Company, regardless of the resolution of the Board of Directors, if a shareholder or group of shareholders, pursuant to Article 8 of the Bylaws, holding PNCs, holds, at any time, a stake of more than 15% of the total number of outstanding voting shares issued by the Company, at each act of conversion/redemption, the corresponding portion of its PNCs that exceeds the referred limit will no longer be converted into common shares and will be compulsorily and automatically redeemed by the Company, according to the same value criterion applicable to the redemption decided by the Board (closing price of the common share price in the immediately preceding trading session).

In this specific case, the holder's option to opt for conversion in substitution of redemption does not apply, nor does the pro-rata treatment of partial redemption apply, since it is an automatic redemption of excess in relation to the individual limit of 15%.

No match	Article 11 – Paragraph 12 – With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that would result in an increase of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be held by such shareholder or group, so that its interest in the voting shares outstanding issued by the Company, after the receipt of the class “C” preferred shares, remains equal to or lower than its Original Common Shareholding. In such case, the portion of class “C” preferred shares held by such shareholder or group that exceeds its Original Common Shareholding shall be compulsorily redeemed by the Company, pursuant to paragraph 10 above, and the provisions of items III to V of such paragraph 10 and of paragraph 11 above shall not apply, and such redemption shall not depend on any resolution of the Board of Directors.

Compulsory and Automatic Redemption of PNCs (item (d) and (i) of the Agenda): In order to preserve the shareholder dispersion with voting rights, in line with the corporation model that guided the Company's capitalization process in 2022, Management proposes the inclusion of a specific paragraph to regulate the second hypothesis of compulsory and automatic redemption of PNCs to be carried out directly by the Company, regardless of the resolution of the Board of Directors.

In relation to shareholders or groups of shareholders who, on the date of issuance of the PNCs, already hold a stake of more than 15% of the total number of outstanding common shares, a reference level called Original Interest in Common Shares is defined (i.e., the percentage of interest that the shareholder or group of shareholders held, on the date of issuance of the PNCs). on the total number of outstanding common shares issued by the Company on that same date).

For this universe of shareholders, their PNCs may not be converted into common shares if the conversion entails an increase in their common interest beyond the proportion established in the Original Common Interest. On each schedule conversion date or in additional deliberate conversions, only the number of PNCs that does not exceed the proportion of the Original Common Interest may be converted; The excess portion will be, on the same date, compulsorily redeemed, according to the same value criterion described above. In this case, the redemption of the surplus occurs automatically, without deliberation by the Board, and the holder's option for conversion in substitution of redemption does not apply.

No correspondence.	Article 11 – Paragraph 13 - Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, within 1 (one) business day from the date such threshold is reached. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met.

Duty to Inform Achievement of Interest Greater than 15% (item (d) and (i) of the Agenda): Considering the hypotheses of compulsory and automatic redemptions provided for in paragraphs 10 and 11 above, Management proposes the inclusion of a specific paragraph to establish the duty of the shareholder or group of shareholders holding PNCs, to notify the Company of the achievement of a stake greater than 15% of the total outstanding voting shares of issued by the Company. The Company also has the right to request the information necessary to verify the achievement of this limit.

There is no economic or legal impact resulting from the amendment now proposed.

No correspondence.	Article 11 – Paragraph 14 - The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs.

Creation of a New Class of PNR Shares (items (c), (f) and (i) of the Agenda): Inclusion of a new paragraph intended to regulate the rights and advantages applicable to PNRs, establishing their specific characteristics in accordance with article 19 of the LSA.

The PNRs will have the following general characteristics:

•        absence of voting rights, not conferring any political rights, beyond the minimum guaranteed by law to preferred shares;

•        priority in the repayment of capital;

•        will not be entitled to the right to be included in a public tender offer (OPA) resulting from the sale of control, with the right to a 100% tag along;

•        automatic and compulsory redemption of all PNRs immediately after the Conversions, without the need for approval at a special meeting of preferred shareholders. The terms, conditions, deadlines and the setting of the redemption amount will be defined by the Board of Directors, subject to the terms of the Bylaws;

•        strictly transitory and exceptional nature, for the benefit of all preferred shareholders; and

•        automatic extinction of all PNRs after the redemption of all their respective shares.

See justifications for paragraphs 15 to 17.

No correspondence.

Article 11 – Paragraph 15 – The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company upon their issuance, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below:

VRPNR = (VC/TA) × 10%

where:

VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares;

TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and

VPRF = Redemption Value per class “R” preferred share, with 13 decimal places.

Compulsory and Immediate Redemption of PNRs (item (f) and (i) of the Agenda): Inclusion of a specific paragraph to deal with the compulsory, immediate and automatic redemption of PNRs to be carried out directly by the Company, regardless of approval at a special meeting of preferred shareholders, after the approval of the Conversions at the Meeting, with the due payment to the shareholders holding the redemption value per share, to be calculated in an objective and determinable manner, in accordance with the formula provided for in said paragraph.

The redemption of PNRs is intended to ensure the economic treatment equivalent to that of the current PNAs and PNBs, enabling the payment of the additional amount to which preferred shareholders would be entitled if the Company were distributing dividends, in accordance with paragraph 5 of article 11 of the Bylaws. Thus, the redemption value will correspond to the additional 10% provided for in favor of preferred shareholders in the event of dividend distribution.

See justifications of §§ 14, 16 and 17.

No correspondence.	Article 11 – Paragraph 16 – The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction.

Settlement of PNRs (item (f) and (i) of the Agenda): Inclusion of a specific paragraph to deal with the form of settlement of PNRs.

The payment of the redemption amount will be made in local currency, in a single installment, within the period to be established by the Board of Directors, subject to the provisions of the LSA and the Bylaws.

See justifications of §§ 14, 15 and 17.

No correspondence.	Article 11 – Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution.

Automatic Extinction of PNRs (item (f) and (i) of the Agenda): Inclusion of a specific paragraph to deal with the automatic extinction of PNRs.

The payment of the redemption amount will be made in local currency, in a single installment, within the period to be established by the Board of Directors, subject to the provisions of the LSA and the Bylaws.

Once the redemption is concluded, even pending the full payment of the redemption value of all PNRs, this class will be automatically extinguished, waiving approval at a special meeting of preferred shareholders.

See justifications for paragraphs 14 to 16.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.	Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraph 10 and paragraphs 15 through 17.

Possibility of Redemption of Preferred Shares (items (c), (d), (f) and (i) of the Agenda): Adjustment of wording to include cross-reference to the redemption forecasts of PNCs and PNRs.

See justifications of paragraphs 10, 15 to 17, of article 11.

Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a separate vote at the Shareholders' Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met.	Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ~~vote~~ ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met.

Right to vote of PNCs (items (d) and (i) of the Agenda): Adjustment of the wording to clarify that the right to separate election applies only to preferred shares without voting rights.

There is no economic or legal impact resulting from the amendment now proposed.

Article 36 – item XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;	Article 36 – item XI - approve the issuance of common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

Approval of the Issuance of Preferred Shares (item (i) of the Agenda): Update of the Board of Directors' competence to include, among the matters of its deliberation, the approval of the issuance of preferred shares, especially in the context of the possible Bonus in PNCs.

There is no economic or legal impact resulting from the amendment now proposed.

SCHEDULE 2.1

Consolidated Bylaws in clean version

BYLAWS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I       carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II       promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER ll

Capital, Shares and Shareholders

Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A1" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B1" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I       common, in nominative form, with the right to one vote per share;

II       classes “A1” and “B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases;

lll class “C” preferred, in nominative form, with the right to one vote per share.

IV       class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases;

V        1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws.

Paragraph 6 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 7 through 12, to be carried out by 2031 or earlier, as provided in paragraph 8 of the same Article 11.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL 130,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I       That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II       If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III       Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV       Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The class “A1” and “B1” preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 7 through 12 of this Article 11, and shall have the rights and obligations set forth in paragraph 7 of this Article 11.

Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder.

Paragraph 2 - The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 4 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 5- Class "A1" and class "B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 2 and 3, subject to the provisions of paragraph 6.

Paragraph 6 - Class “A1” and class “B1” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Paragraph 7 –The class “C" preferred shares:

I        shall be entitled to one vote per share;

II        shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company;

III        shall have priority in the reimbursement of capital, without premium;

IV        shall be automatically converted into common shares, pursuant to paragraphs 8 through 11 below; and

V        shall be redeemable by the Company, pursuant to paragraphs 10 and 11 below.

Paragraph 8 – Subject to paragraphs 10 and 11 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms:

I        four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 9 below;

II        all class “C” preferred shares eventually remaining, in the fiscal year 2031.

Paragraph 9 – Notwithstanding paragraph 8 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed.

Paragraph 10 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case:

I.        the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors;

II.        the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 9 above;

III.        any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 10, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption;

IV.        the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and

V.        subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares.

Paragraph 11 –Subject to paragraph 12 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,9 and 10 above, and the provisions of items III to V of such paragraph 10 shall not apply.

Paragraph 12 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 8, 9, and 10, and the provisions of items III to V of such paragraph 10 and of paragraph 11 above shall not apply.

Paragraph 13 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met.

Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs.

Paragraph 15 –The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below:

VRPNR = (VC/TA) × 10%

where:

VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares;

TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and

VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places.

Paragraph 16 –The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction.

Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4)

months following the end of the fiscal year, on a day and time previously fixed, to:

I       take the management accounts, examine, discuss and vote on the financial statements;

II       resolve on the allocation of net income for the year and the distribution of dividends;

III       elect the members of the Board of Directors and the Fiscal Council;

IV       establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V       establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV

Rights Attributed to the Federal Government

Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote:

I       three (3) members to the Board of Directors of Eletrobras; and

II       one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than thirty percent (30%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote:

I       two (2) members to the Board of Directors of Eletrobras; and

II       1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras.

Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group.

Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages.

Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras’ internal policies, including their eligibility.

Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government.

Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement:

I       To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election;

II       Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions;

III       Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions;

IV       Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and

V       Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions.

Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies.

Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes.

Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out.

CHAPTER V

Management

Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I       representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II       of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III       of a person who holds a position in a union organization.

IV       of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V       of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I       hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II       have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.

Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed:

I       in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and

II       in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I        constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II        related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in Eletrobras’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting;

III       issuance of securities within the authorized capital;

IV       amendment of the dividend distribution policy; and

V       declaration of interim dividends;

Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I       to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II       to the occupants of trust function, present and past; and

III       employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I       acts performed outside the exercise of the duties or powers of its signatories;

II       acts with bad faith, intent, serious fault or fraud;

III       acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV       indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V       other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I       the limit value of the coverage offered;

II       the coverage period; and

III       the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER VI

The Board of Directors

Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met.

Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV.

Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they:

I       hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or

II       have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided.

Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law:

Strategy:

I       establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II       discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III       define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV       approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V       express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI       submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII       authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII       analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX       resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X       authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI       approve the issuance of common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII       exchange of shares or other securities issued by the Company;

XIII       express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV       approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;

XV       elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI       appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;

XVII       elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII       define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX       evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

XX        approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI       resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;

XXII       decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII       evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV       implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV       approve the annual work plan of the Internal Audit; and

XXVI       at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXVIII        approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXIX       approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXX       choose and dismiss the independent auditors;

XXXI       resolve on the Company’s strategic trademarks and patents;

XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law;

XXXIII       approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV       approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and

XXXV approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI       determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII       grant leave or license to the President of the Company, including paid leave;

XXXVIII       approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX       approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XL       approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI        approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII         authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII       resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV        resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and

XLV        deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I       on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II       regarding the strategic plans disclosed by the offeror in relation to the company; and

III       regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I       convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II       coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and

III       propose to the Board of Directors appointments to compose the advisory committees; and

Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I       People and Governance Committee;

II       Planning and Projects Committee;

III       Sustainability Committee; and

IV       Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 38 - The Audit and Risks Committee is responsible for:

I       provide an opinion on the hiring and dismissal of independent audit services;

II       supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III       evaluate the quarterly information, interim statements and financial statements;

IV       monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V       evaluate and monitor the company's risk exposures;

VI       evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII       prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII       have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX       monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X       evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 39 - The People and Governance Committee is responsible for:

I       analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II       assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.

CHAPTER VII

The Executive Board of Directors

Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 45 - The Executive Board of Officers is responsible for:

I       evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II       take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III       approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV       prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V       approve changes in the organizational structure of the Company and its subsidiaries;

VI       approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VII       to o adopt its Internal Rules and any amendments thereto;

VIII       instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX       deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X       delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI       delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII       define the staffing of the Company’s areas;

XIII       supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes;

XIV       ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV       monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI       monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII       prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII       approve the Company’s quarterly financial information;

XIX       approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX       establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI       resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXII       supervise and monitor business companies, including Special Purpose Entities

- SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII       evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV       resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;

XXV       approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXVI       resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law;

XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and

XXVIII       approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.

CHAPTER VIII

Duties of the Executive President and the Executive Vice-President Officers

Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I       to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II       to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III        to provide information to the Board of Directors and the Fiscal Council of the Company;

IV       to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V       to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI       together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and

VII       coordinate the activities of the members of the Executive Board of Officers.

Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I       manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers;

II       participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III       comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV       designate employees for missions abroad; and

V       approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER IX

The Fiscal Council

Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met.

Paragraph 3 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 5 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws.

Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.

Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I       supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II       give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III       give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV       report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V       convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI       analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers;

VII       examine the financial statements for the fiscal year and give an opinion on them;

VIII       approve its internal Regulations and any amendments;

IX       monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X       exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER X

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER XI

Fiscal Year and Financial Statements

Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I       at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and

II       up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 57 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XII

Transitional Provisions

Article 59 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting.

Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement.

SCHEDULE 2.2

Consolidated Bylaws in a redlined version against the currently effective bylaws.

BYLAWS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I       carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II       promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER ll

Capital, Shares and Shareholders

Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "~~A~~A1" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "~~B~~B1" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

~~I -~~ I common, in nominative form, with the right to one vote per share;

~~II~~ II classes “~~A~~A1” and “~~B~~B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; ~~and~~

lll class “C” preferred, in nominative form, with the right to one vote per share.

IV       class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases;

~~lll -~~ V 1 (one) special class preferred share, held exclusively by the Federal Government~~,~~  without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws.

Paragraph 6 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 7 through 12, to be carried out by 2031 or earlier, as provided in paragraph 8 of the same Article 11.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL ~~100,000,000,000.00~~130,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I       That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II       If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III       Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV       Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of ~~common~~ shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other ~~common~~ shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the ~~respective~~common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of ~~common~~ shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other ~~common~~ shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest price of the ~~respective~~common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The class “A1” and “B1” preferred shares cannot be converted into common shares and~~, in the case of classes "A" and "B",~~  will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 7 through 12 of this Article 11, and shall have the rights and obligations set forth in paragraph 7 of this Article 11.

Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder.

Paragraph ~~1~~2 - The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph ~~2~~3 - The preferred shares of class “~~B”,~~B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph ~~3~~4 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph ~~4~~ 5- Class "~~A~~A1" and class "~~B~~B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs ~~1 and~~ 2 and 3, subject to the provisions of paragraph ~~5~~6.

Paragraph ~~5~~6 - Class “~~A~~A1” and class “~~B~~B1” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Paragraph 7 –The class “C" preferred shares:

I        shall be entitled to one vote per share;

II        shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company;

III        shall have priority in the reimbursement of capital, without premium;

IV        shall be automatically converted into common shares, pursuant to paragraphs 8 through 11 below; and

V        shall be redeemable by the Company, pursuant to paragraphs 10 and 11 below.

Paragraph 8 – Subject to paragraphs 10 and 11 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms:

I        four percent (4%) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 9 below;

II        all class “C” preferred shares eventually remaining, in the fiscal year 2031.

Paragraph 9 – Notwithstanding paragraph 8 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed.

Paragraph 10 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case:

I.        the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors;

II.        the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 9 above;

III.        any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 10, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption;

IV.        the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and

V.        subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares.

Paragraph 11 –Subject to paragraph 12 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,9 and 10 above, and the provisions of items III to V of such paragraph 10 shall not apply.

Paragraph 12 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 8, 9, and 10, and the provisions of items III to V of such paragraph 10 and of paragraph 11 above shall not apply.

Paragraph 13 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met.

Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs.

Paragraph 15 –The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below:

VRPNR = (VC/TA) × 10%

where:

VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares;

TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and

VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places.

Paragraph 16 –The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction.

Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4)

months following the end of the fiscal year, on a day and time previously fixed, to:

I       take the management accounts, examine, discuss and vote on the financial statements;

II       resolve on the allocation of net income for the year and the distribution of dividends;

III       elect the members of the Board of Directors and the Fiscal Council;

IV       establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V       establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV

Rights Attributed to the Federal Government

Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote:

I       three (3) members to the Board of Directors of Eletrobras; and

II       one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than thirty percent (30%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote:

I       two (2) members to the Board of Directors of Eletrobras; and

II       1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras.

Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group.

Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages.

Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras’ internal policies, including their eligibility.

Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government.

Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement:

I       To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election;

II       Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions;

III       Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions;

IV       Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and

V       Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions.

Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies.

Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes.

Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out.

CHAPTER V

Management

Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I       representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II       of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III       of a person who holds a position in a union organization.

IV       of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V       of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I       hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II       have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.

Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed:

I       in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and

II       in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I        constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II        related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in Eletrobras’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting;

III       issuance of securities within the authorized capital;

IV       amendment of the dividend distribution policy; and

V       declaration of interim dividends;

Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I       to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II       to the occupants of trust function, present and past; and

III       employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I       acts performed outside the exercise of the duties or powers of its signatories;

II       acts with bad faith, intent, serious fault or fraud;

III       acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV       indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V       other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I       the limit value of the coverage offered;

II       the coverage period; and

III       the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER VI

The Board of Directors

Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ~~vote~~ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met.

Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV.

Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they:

I       hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or

II       have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided.

Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law:

Strategy:

I       establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II       discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III       define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV       approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V       express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI       submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII       authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII       analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX       resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X       authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI       approve the issuance of common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII       exchange of shares or other securities issued by the Company;

XIII       express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV       approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;

XV       elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI       appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;

XVII       elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII       define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX       evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

XX        approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI       resolve on matters that, by virtue of legal provision or by determination of the

Shareholders’ Meeting, fall under its purview;

XXII       decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII       evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV       implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV       approve the annual work plan of the Internal Audit; and

XXVI       at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXVIII        approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXIX       approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXX       choose and dismiss the independent auditors;

XXXI       resolve on the Company’s strategic trademarks and patents;

XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law;

XXXIII       approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV       approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and

XXXV approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI       determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII       grant leave or license to the President of the Company, including paid leave;

XXXVIII       approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX       approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XL       approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI        approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII         authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII       resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV        resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and

XLV        deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I       on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II       regarding the strategic plans disclosed by the offeror in relation to the company; and

III       regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I       convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II       coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and

III       propose to the Board of Directors appointments to compose the advisory committees; and

Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I       People and Governance Committee;

II       Planning and Projects Committee;

III       Sustainability Committee; and

IV       Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 38 - The Audit and Risks Committee is responsible for:

I       provide an opinion on the hiring and dismissal of independent audit services;

II       supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III       evaluate the quarterly information, interim statements and financial statements;

IV       monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V       evaluate and monitor the company's risk exposures;

VI       evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII       prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII       have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX       monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X       evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 39 - The People and Governance Committee is responsible for:

I       analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II       assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.

CHAPTER VII

The Executive Board of Directors

Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 45 - The Executive Board of Officers is responsible for:

I       evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II       take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III       approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV       prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V       approve changes in the organizational structure of the Company and its subsidiaries;

VI       approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VII       to o adopt its Internal Rules and any amendments thereto;

VIII       instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX       deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X       delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI       delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII       define the staffing of the Company’s areas;

XIII       supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes;

XIV       ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV       monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI       monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII       prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII       approve the Company’s quarterly financial information;

XIX       approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX       establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI       resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXII       supervise and monitor business companies, including Special Purpose Entities

- SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII       evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV       resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;

XXV       approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXVI       resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law;

XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and

XXVIII       approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.

CHAPTER VIII

Duties of the Executive President and the Executive Vice-President Officers

Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I       to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II       to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III        to provide information to the Board of Directors and the Fiscal Council of the Company;

IV       to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V       to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI       together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and

VII       coordinate the activities of the members of the Executive Board of Officers.

Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I       manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers;

II       participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III       comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV       designate employees for missions abroad; and

V       approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER IX

The Fiscal Council

Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met.

Paragraph 3 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 5 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws.

Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.

Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I       supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II       give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III       give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV       report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V       convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI       analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers;

VII       examine the financial statements for the fiscal year and give an opinion on them;

VIII       approve its internal Regulations and any amendments;

IX       monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X       exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER X

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER XI

Fiscal Year and Financial Statements

Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I       at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and

II       up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 57 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XII

Transitional Provisions

Article 59 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting.

Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement.

SCHEDULE 3

Information on Class "A1" Preferred Shares, Class "B1" Preferred Shares, Class "R" Preferred Shares and Class "C" Preferred Shares
(Schedule F of RCVM 81).

1.                If there is the creation of preferred shares or a new class of preferred shares:

a.                To substantiate, in detail, the proposal for the creation of the shares

In light of macroeconomic conditions and its strategic planning, the Company has been evaluating alternatives to maximize the creation of sustainable value for its shareholders, in a balanced and transparent manner and in line with best corporate governance practices, always considering the preservation of its investment capacity and its economic-financial soundness, consistent with a responsible and efficient approach to capital allocation and cash management.

In accordance with the Material Fact disclosed by the Company on this date, the proposal aims to allow the distribution of part or all of the Company’s profit reserves, which, as of September 30, 2025, amounted to R$39.9 billion.

The measure described herein consists of amending the Bylaws so that the Board of Directors is authorized and empowered to decide on the capitalization of the Company’s reserves through the issuance of bonus shares, in the form of a new class of preferred shares (the PNCs), to be granted free of charge to all shareholders in proportion to their respective ownership in the Company’s share capital (“Bonus Issue”).

Considering the specific features of the Bonus Issue, the Company has also evaluated alternatives to enable the payment, to the current holders of PNA and PNB preferred shares, of an additional cash amount, equivalent to 10% more than the value to be attributed to each share under the Bonus Issue, so as to replicate the same economic effect as the payment of increased dividends on PNA and PNB shares, pursuant to Article 11, paragraph 5 of the Bylaws (“Redemption Amount”).

To that end, management has structured a corporate transaction that involves the mandatory conversion of the currently outstanding PNA and PNB preferred shares, whereby each such share will be replaced by: (i) one new preferred share of class “A1” (“PNA1”) or class “B1” (“PNB1”), respectively; and (ii) one new preferred share of class “R”, which shall be immediately redeemed following its issuance, upon payment of the Redemption Amount (“PNR”).

The PNA1 and PNB1 shares will carry the same rights currently granted to PNA and PNB shares under the Bylaws, with the additional right to participate, on equal terms with the seller, in any tender offer resulting from a change of control (100% tag-along right). If approved at the Shareholders’ Meeting, this right will also be extended to the common shares and to the PNC shares.

As disclosed in the Material Fact released on this date, the Company has resumed studies with the aim of migrating, in 2026, to B3’s Novo Mercado listing segment. Accordingly, and consistent with the premise of keeping PNC shares structurally closer to the common shares - including by granting voting rights to ensure adherence to the “one share, one vote” principle - the introduction of the 100% tag-along right is also being proposed.

The Board of Directors will, in due course, resolve on a proposal to capitalize reserves under the authorized capital mechanism, for purposes of issuing and granting PNC shares free of charge to shareholders, as well as determine the Redemption Amount, in accordance with the parameters to be set forth in the Bylaws.

b.                To describe, in detail, the rights, advantages and restrictions to be attributed to the shares to be created, in particular: (i) increased dividends in relation to the common shares; (ii) fixed or minimum dividends; (iii) any cumulative nature of the dividends; (iv) the right to participate in remaining profits; (v) the right to receive dividends charged to the capital reserve; (vi) priority in capital reimbursement; (vii) premium in capital reimbursement; (viii) voting rights; (ix) the statutory right to elect members of the board of directors in a separate vote; (x) the right to be included in the tender offer upon transfer of control provided for in Article 254-A of Law No. 6,404, of 1976; (xi) veto rights with respect to amendments to the bylaws; (xii) redemption terms and conditions; and (xiii) amortization terms and conditions.

GENERAL CHARACTERISTICS OF PNA1, PNB1 and PNR

GENERAL CHARACTERISTICS OF PNA1, PNB1 AND PNR

o	PNA1

The PNA1 shares will have the same general rights and characteristics as the current PNA shares, namely:

•	the absence of voting rights, not granting any political rights other than those mandatorily ensured by law to preferred shares

•	equal treatment with common shares and the special class preferred share (golden share) in the distribution of dividends and other Company proceeds, it being noted that PNA1 shares will be entitled to the lower of the minimum dividends set forth in paragraph 1 and subject to paragraph 5 of Article 11 of the Bylaws;
•	priority in capital reimbursement;
•	priority in dividend distribution, at the rate of 8% (eight percent) per year over the capital represented by such class and type of shares, to be distributed equally among them; and
•	the right to receive dividends, per share, at least 10% (ten percent) higher than those attributed to each common share.

•	PNB1

The PNB1 shares will have the same general rights and characteristics as the current PNB shares, namely:

•	the absence of voting rights, not granting any political rights other than those mandatorily ensured by law to preferred shares;
•	priority in capital reimbursement;
•	priority in dividend distribution, at the rate of 6% (six percent) per year over the capital represented by such class and type of shares, to be distributed equally among them;
•	equal treatment with common shares and the special class preferred share (golden share) in the distribution of dividends and other Company proceeds, it being noted that PNB1 shares will be entitled to the lower of the minimum dividends set forth in paragraph 2 and subject to paragraph 5 of Article 11 of the Bylaws; and
•	the right to receive dividends, per share, at least 10% (ten percent) higher than those attributed to each common share.

In addition to the characteristics described above, holders of PNA1 and PNB1 shares shall have the right to sell their shares in a public tender offer triggered by a sale of control (OPA), in order to ensure equal treatment to that afforded to the selling controlling shareholder (100% tag-along right).

o	PNR

The PNR shares will have the following general characteristics:

•	the absence of voting rights, not granting any political rights other than those mandatorily ensured by law to preferred shares;
•	priority in capital reimbursement;
•	they shall not be entitled to participate in any public tender offer triggered by a sale of control;
•	automatic and compulsory redemption of all PNR shares immediately after the Conversions, without the need for approval at a special meeting of preferred shareholders. The terms, conditions, timing and method of calculating the redemption amount shall be established by the Board of Directors, in accordance with the Bylaws;
•	a strictly temporary and exceptional nature, solely for the benefit of all preferred shareholders; and
•	automatic extinguishment of all PNR shares following the redemption of all such shares.

AUTOMATIC CONVERSION INTO PNA1, PNB1 AND PNR SHARES

The conversion of PNA and PNB shares into PNA1, PNB1 and PNR shares, as applicable, shall occur automatically, at a 1:2 ratio, as follows:

(i)	for each 1 (one) PNA share, 1 (one) PNA1 share and 1 (one) PNR share;
(ii)	for each 1 (one) PNB share, 1 (one) PNB1 share and 1 (one) PNR share.

Under this structure, all PNA and PNB shares will be automatically converted following the approval of the creation of the new PNA1, PNB1 and PNR share classes, and will be allocated proportionally among all current preferred shareholders, ensuring that each participates in the conversion in proportion to their existing holdings in the original classes.

REDEMPTION OF ALL PNR SHARES

Immediately after the approval of the Conversions at the Shareholders’ Meeting, and as will be approved by the Board of Directors at a meeting to be convened in due course, all PNR shares shall be redeemed in full, compulsorily and automatically by the Company, with shareholders receiving payment of the applicable redemption amount per share, to be calculated objectively and determinably in accordance with the following formula:

VRPNR = (VC / TA) × 10%

where:

VC = the total amount to be capitalized through the bonus issue of PNC shares, as approved by the Board of Directors at the meeting that authorizes the capitalization of profits and the issuance of PNC shares;

TA = the total number of shares issued by the Company on the calculation date, including treasury shares and excluding PNR shares; and

VRPNR = Redemption Amount per PNR share, calculated to 13 decimal places.

Payment of the redemption amount shall be made in Brazilian currency, in a single installment, within the period to be established by the Board of Directors, subject to the Brazilian Corporations Law (LSA) and the Bylaws.

Once the redemption is approved - even if payment of the full redemption amount has not yet been completed - the PNR class shall be automatically extinguished, without the need for approval at a special meeting of preferred shareholders.

The purpose of the redemption of PNR shares is to ensure, in light of the specific context and mechanics of the Bonus Issue described in item 2.3.2 below, the same economic treatment currently afforded to holders of PNA and PNB shares, enabling the payment of the additional amount to which preferred shareholders would be entitled if the Company were distributing dividends, pursuant to paragraph 5 of Article 11 of the Bylaws. Accordingly, the redemption amount corresponds to the additional 10% provided in favor of preferred shareholders in the event of dividend distributions.

GENERAL CHARACTERISTICS OF THE PNCS

The PNCs will have the general characteristics summarized below and detailed in the consolidated version of the Bylaws, as set forth in Annexes 1, 2.1 and 2.2 to this Proposal

•	voting rights, granting each PNC one vote per share;
•	equal treatment with common shares and the special class preferred share (golden share) in the distribution of dividends and other shareholder distributions by the Company;

•	priority in the reimbursement of capital, without premium;
•	issuance in the context of the Bonus Issue, with free and proportional delivery to all shareholders, without differentiated dilution or changes to the shareholder base;
•	automatic and staged conversion into common shares, to occur annually until 2031, pursuant to a public schedule to be approved by the Board of Directors, including the minimum annual volume of PNCs to be converted, as set forth in the Bylaws, without prejudice to the Board of Directors approving, at any time and in any amount, an increase in the conversion volume;
•	possibility of redemption of PNCs by resolution of the Board of Directors, without the need for approval at a general meeting or a special meeting of preferred shareholders, while ensuring that holders of PNCs may elect to convert, into common shares, their proportionate share of PNCs otherwise subject to redemption, within the period and on the terms established by the Board of Directors and duly disclosed by the Company, it being understood that the volume of PNCs effectively redeemed shall reduce, in the same proportion, the minimum annual volume of PNCs to be converted in the relevant year;
•	conversion limits based on ownership concentration for shareholders who exceed 15% following the issuance of the PNCs: The conversion of class C preferred shares into common shares shall be subject to an individual limit of 15% of the outstanding voting share capital. If, on any conversion date, a shareholder or group of shareholders (as defined in Article 8 of the Bylaws) reaches or exceeds such percentage, only the number of Class C preferred shares necessary for such shareholder to hold, at most, 15% shall be converted, and all excess shares shall be compulsorily and automatically redeemed, applying the same redemption value criteria applicable to redemptions approved by the Board;
•	conversion limits based on ownership concentration for shareholders already holding more than 15% on the issuance date of the PNCs: For shareholders or groups of shareholders who, on the issuance date of the Class C preferred shares, already hold more than 15% of the outstanding common shares, the individual conversion limit shall correspond to their Original Common Shareholding, defined as the percentage of common shares held on that date. Thus, on each conversion date, only the amount of class C preferred shares compatible with maintaining such Original Common Shareholding shall be converted, and any excess shall be compulsorily and automatically redeemed, applying the same redemption value criteria used for redemptions approved by the Board;

•	right to be included in a tender offer (TO) triggered by a sale of control, ensuring 100% tag-along rights;
•	strictly transitional and exceptional nature, implemented for the benefit of all shareholders in the Company’s current shareholder base; and
•	automatic extinction of all PNCs following the conversion or redemption of all such shares, to occur by 2031 or earlier.

UPDATE OF SHAREHOLDER COMPOSITION

Today	After the EGM	After mandatory rescue of the PNR
ON share class	ON + PNC	ON + PNC
PNA share class	PNA1 + PNR + PNC	PNA1 + PNC
PNB share class	PNB1 + PNR + PNC	PNB1 + PNC

SCHEDULED AUTOMATIC CONVERSION

The conversion of class “C” preferred shares into common shares shall generally occur automatically, at a ratio of 1:1 (one class C preferred share for one common share), on dates to be defined by the Board of Directors, once per fiscal year, during the period from 2026 to 2031. Under this structure, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, 4% of the total volume of class “C” preferred shares originally issued shall be automatically converted, distributed proportionally among all holders on the record date defined by the Board.

In the 2031 fiscal year, all remaining class “C” preferred shares shall be automatically converted.

The proportional distribution applied at each conversion ensures that all shareholders holding this class participate in the conversion in the same proportion as their ownership, considering the applicable record dates. It should be noted that the Board of Directors may, at any time, increase the volume of shares to be converted in any of the periods from 2026 to 2030, until the totality of the class “C” preferred shares has been converted into common shares or redeemed, subject to the other redemption triggers provided for in the Bylaws.

SCHEDULE OF AUTOMATIC AND SCHEDULED CONVERSION OF PNC SHARES INTO ON SHARES

Year	Volume of PNCs in circulation	Minimum conversion volume
2025	total PNCs (date of issue)	-
2026	96% of PNCs	4% of PNCs
2027	92% of PNCs	4% of PNCs
2028	88% of PNCs	4% of PNCs
2029	84% of PNCs	4% of PNCs
2030	80% of PNCs	4% of PNCs
2031	-	80% of PNCs

REDEMPTION BY RESOLUTION OF THE BOARD OF DIRECTORS

Independently of the scheduled conversion timeline, the Board of Directors may, at any time, resolve to redeem any volume of class “C” preferred shares. The redemption value per share shall correspond to the closing trading price of the Company’s common shares on the trading session immediately preceding the date of the redemption resolution.

Such redemption may be approved solely by the Board of Directors, without the need for approval at a general meeting or a special meeting of preferred shareholders. The Board’s resolution shall specify the redemption payment date. The redemption carried out in a given fiscal year shall proportionally reduce the minimum volume of shares to be converted in that year under the 4% rule set forth in the schedule; however, the Board shall retain the discretion to increase the conversion volume, as previously noted.

In the context of a redemption approved by the Board of Directors, each holder may elect, within the form and timeframe defined by the Board, to voluntarily convert (in whole or in part) the class “C” preferred shares that would otherwise be redeemed, in substitution for such redemption.

If the redemption is partial in relation to the total outstanding class “C” preferred shares, it shall occur on a pro rata basis among all holders, based on their positions on the record date established by the Board of Directors, with fractional shares disregarded. The adoption of a proportional partial redemption - rather than the drawing of lots provided for under the Brazilian Corporations Law - simplifies execution, eliminates randomness, and ensures equitable and non-discriminatory treatment, as it applies uniformly to all shareholders.

LIMIT ON CONVERSION AND AUTOMATIC AND COMPULSORY REDEMPTION DUE TO THE EXCEEDING OF CAPITAL CONCENTRATION LIMITS INVOLVING SHARES WITH VOTING RIGHTS

There are two additional cases of automatic and mandatory redemption, not dependent on any resolution of the Board of Directors, each designed to preserve the dispersion of voting shares, consistent with the corporation-style ownership structure that guided the Company’s capitalization process in 2022:

(i)	If a shareholder or a group of shareholders, within the meaning of Article 8 of the Bylaws, holding Class C preferred shares, at any time comes to hold more than 15% of the total number of outstanding voting shares issued by the Company, then, at each conversion/redemption event, the portion of such holder’s Class C preferred shares that exceeds the 15% threshold shall not be converted into common shares and shall instead be compulsorily and automatically redeemed by the Company, using the same redemption-value criteria applicable to redemptions approved by the Board of Directors (i.e., the closing trading price of the Company’s common shares on the trading session immediately preceding the redemption resolution). In this specific scenario, (a) the holder may not exercise the option to convert in lieu of redemption, and (b) pro rata treatment does not apply, as the redemption exclusively targets the excess above the individual 15% concentration limit.

(ii)	With respect to shareholders or groups of shareholders who, on the date of issuance of the Class C preferred shares, already hold more than 15% of the total number of outstanding common shares, an individual reference threshold is defined, referred to as the Original Common Shareholding Threshold. “Original Common Shareholding Threshold” means the percentage of outstanding common shares held by such shareholder or group of shareholders on the issuance date of the Class C preferred shares. For this subset of shareholders, their Class C preferred shares may not be converted into common shares if such conversion would increase their ownership of outstanding common shares beyond the Original Common Shareholding Threshold. Accordingly, at each scheduled conversion date or any additional conversion approved by the Board, only the number of Class C preferred shares consistent with maintaining such holder’s proportion at or below the Original Common Shareholding Threshold shall be converted. Any shares in excess of that proportion shall be automatically redeemed, on the same date, using the same redemption-value criteria described above. In this scenario, the redemption of the excess also occurs automatically, without the need for any Board resolution, and the holder cannot elect conversion in lieu of redemption.

In addition, because voting rights will be attributed to the class “C” preferred shares, the administration has proposed wording adjustments to Articles 9 and 10 of the Bylaws, so that the rules governing the public tender offer triggered upon the attainment of a relevant shareholding threshold (“Poison Pill”) encompass all voting shares issued by the Company, and not only the common shares.

The creation of the class “C” preferred shares does not require approval by the holders of class “A” or class “B” preferred shares at a special meeting, nor does it give rise to withdrawal rights, since no species or class of shares is adversely affected. The Class C preferred shares will be issued in the context of the Bonus Share Distribution, covering equally all outstanding common and preferred shares (classes “A” and “B”) issued by the Company. For more details on the subject, see paragraph (c) below.

c.                Provide a detailed analysis of the impact of the creation of the shares on the rights of holders of other types and classes of shares of the Company.

PNA1 and PNB1:

The conversions of PNAs and PNBs into PNA1 and PNB1 do not generate any economic or political impact to the holders of preferred or common shares. The new classes remain non-voting, preserving the current logic of the Bylaws. The change also does not alter the preferences, advantages, or redemption conditions of the original preferred shares (PNA and PNB), which is why the creation of these classes of preferred shares does not constitute a case requiring a special meeting or appraisal rights, pursuant to Articles 136 and 137 of the Brazilian Corporations Law.

The tag-along rights that will be granted to PNA1 and PNB1 shares will also be granted to PNC shares and common shares, to harmonize the right granted to holders of common and preferred shares of the Company (except for PNR shares, which will be immediately redeemed following the Conversions). Therefore, this adjustment does not adversely affect holders of common shares or other holders of preferred shares, as it does not reduce existing rights nor constitute an adverse change in equity.

PNR:

The PNRs are strictly temporary and instrumental in nature, and are created solely to allow current holders of PNA and PNB shares to receive the economic benefit equivalent to the 10% higher dividend provided in Article 11 of the Bylaws. In this sense, the PNRs:

•	they do not have the right to vote;
•	they are issued only to allow the economic equalization resulting from the Bonus Issue;
•	will be automatically and fully redeemed immediately after Conversions;
•	will be extinguished as soon as the total redemption is completed.

The redemption of PNRs will be carried out in cash, with an objective and determinable amount according to the formula set forth in the Bylaws. The payment does not alter the shareholder base, does not result in dilution, and does not result in any loss to the other classes, since it does not involve the issuance of additional shares.

For this reason, the creation and redemption of PNRs do not trigger a withdrawal right and do not require a special meeting, as no type or class is adversely affected. The transaction is neutral for holders of common shares and fully preserves the economic relationship of the preferred classes.

PNCs:

Issuance exclusively by subsidies, proportional to the entire shareholder base

The PNCs will be issued exclusively in the context of a bonus in shares, resulting from the capitalization of reserves, and delivered free of charge and in a proportional manner to all shareholders, regardless of the type or class of shares held.

Thus, all shareholders holding common shares, PNAs and PNBs – will receive the same proportion of bonus shares, maintaining:

•          the equality between shareholders; and

•          the same structure of relative participation in the capital stock; and

•          the same proportion of economic rights before and after the bonus.

Strictly transitory nature of PNCs

The PNCs:

•          will be fully converted or redeemed by 2031 (or earlier);

•          they will not remain as a permanent class in the capital stock;

•          they do not change the governance structure in the long run.

The transitory character prevents the creation of any permanent dynamic of competition between classes.

The creation of the PNCs does not change the balance between classes provided for in the Bylaws

•	The PNC:
•	it does not create increased dividends;
•	it does not establish a minimum right;
•	it does not have cumulativeness; and
•	does not change reimbursement priorities.

In view of the above, the creation of PNCs does not require the approval of the holders of PNA and PNB shares at a special meeting, nor will it give rise to a right of withdrawal, since there will be no type or class of share affected.

2.                In the event of changes to the preferences, advantages, or conditions for redemption or amortization of preferred shares: (a) describe, in detail, the proposed changes; (b) substantiate, in detail, the proposed changes; (c) provide a detailed analysis of the impact of the proposed changes on the holders of the shares subject to the change; and (d) provide a detailed analysis of the impact of the proposed changes on the rights of the holders of other types and classes of shares of the company.

Not applicable to the present case.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.